Exhibit 99.2

LEGAL_39482631.2 1

While we’re early in our journey to build and deliver our vehicles at scale, we remain confident that we have the right business - and the right product - to deliver ongoing, durable, long - term growth. We are also looking to improve every aspect of our operations, and that includes our connectivity with you, our shareholders. Q2 2022 Shareholder Letter 2 FELLOW SHAREHOLDERS The second quarter of 2022 was marked by ongoing transformation and progress for ElectraMeccanica, in terms of both our financial and operating performance, and our continued journey toward meeting ambitious, long - term goals. Despite an exceptionally challenging economic climate, we increased pro - duction, deliveries and revenues during the quarter - even as we continued working around the clock to onshore manufacturing capabilities to our new facility in Mesa, Arizona.

This investor letter represents an important part of a long-term plan to provide you with a clear set of insights into our financial performance, our operational targets and strategic thinking so we may, in turn, earn your confidence as good stewards of shareholder capital.

And, given this is our inaugural comprehensive shareholder letter, before we review our financial performance and goals, we'd like to provide you with the strategic thinking that underpins why, and how, we are making important business and investment decisions for our company.

The most important idea we can convey is this: we see our market, and our customers, differently than other native EV companies and also relative to traditional auto manufacturers.

...WE ARE COMPETING WITH THE IDEA THAT A CAR IS ALWAYS NECESSARY, AND THAT A SCOOTER OR A MOTORCYCLE IS THE ONLY ALTERNATIVE TO A CAR

ElectraMeccanica is not competing with car manufacturers. Rather, we are competing with the *idea* that a car is always necessary, and that a scooter or a motorcycle is the only alternative to a car.

Right now, there are dozens of companies, both new and legacy manufacturers, that are competing for attention, capital and market share in the auto OEM space simply by applying a new source of power - electricity - to a legacy form factor (meaning, cars and trucks).

But a new source of power does not make a 4000-pound vehicle easier to park, or drive on crowded streets. It does not make that massive machine less expensive to buy, cheaper to insure, more efficient in its use of energy, or more environmentally responsible to build in the first place. Fuel, in other words, isn't the only problem. The car itself is overdue for disruption - and the market that the car serves deserves more original thinking.

At some point we will come to appreciate that we do not need to live in a world designed for cars, but not people. In turn, mobility solutions like ours, that have actually been designed for people, and that address their actual transportation needs, will enjoy significant, and inevitable, adoption.

In the SOLO, we offer people and businesses an elegant, inexpensive and extraordinarily efficient answer to the vast majority of their mobility problems. It's the only vehicle custom-designed for the way people actually live, work and play now - and for the next century.

There are a wide array of everyday activities, undertaken by millions of people, that cut across industry sectors, ages, lifestyles and communities.

Q2 2022 Shareholder Letter 3

The fact is that much of the time most people spend in their cars is time alone, on relatively short trips. Commutes, going to the gym, errands and, of course, last - mile delivery. You don’t need a 250 - horsepower, 15 - foot, two - ton, 150 - cubic foot - ca - Q2 2022 Shareholder Letter 4 pacity vehicle that can go 120 MPH for any of these everyday activities - whether or not it’s electric. The SOLO addresses this need - providing an attractively priced, easy way to do what you do, daily - all while protecting you from bad weather, opening up parking options and even freeing up garage space . And maybe most importantly, the SOLO is fun as heck to drive . This set of needs, activities and benefits isn’t just an arbitrary collection of observations . It’s a hori - zontal market . This is essential for our shareholders to understand . We don’t just have a great product . We have a prod - uct - market fit that’s unique in the auto and EV sectors . This fit does not necessarily compete with cars, or trucks, or SUVs . It also does not compete with scoot - ers, or bicycles, or other unenclosed, zero - cargo - capacity forms of transportation. It is a horizontal space that is being over - looked by the entire industry . But we see it, and we expect you do, too . Finally, we’re aware that it’s not enough to “see” a market to sustain a business, which is why we’re la - ser - focused on our transition from pre - production to making, selling and delivering our vehicles . THE SOLO IS FUN AS HECK TO DRIVE

OUR RESULTS

As indicated earlier, we are pleased to report that our results for the quarter showed both year-over-year and sequential improvements across multiple key performance indicators:

$1.547 M

Second quarter revenues were $1.547 million, up 5x from the previous year and a 48.9% sequential increase from the prior quarter.

193 SOLOS

We manufactured 193 SOLO vehicles, up nearly 8x from the previous year and a 13.5% sequential increase.

68 DELIVERIES

We delivered 68 SOLO vehicles to 68 very excited customers, a 51% sequential increase.

13.8% INCREASE

Our Net Loss for the second quarter was $20.3 million, a 13.8% sequential increase.

-121.8% GM

Our Gross Margin percentage was -121.8%, which represents a 61.5 point sequential improvement from the prior quarter.

13.5% INCREASE

Our Operating Expenses (which include SG&A and R&D) increased 13.5% sequentially from the prior quarter to $18.385 million, reflecting slightly higher costs to support our expanding operations.

$195M

Our balance sheet remains healthy, with working capital of just over $195 million at quarter end.


Solo Deliveries
100
50
0
0
61
45
68
3Q21
4Q21
1Q22
2Q22


Solo Production
300
200
100
0
104
109
170
193
3Q21
4Q21
1Q22
2Q22

Q2 2022 Shareholder Letter 5

We are pleased with these results given the multiple crosswinds that face not only ourselves, but any company seeking to build, ship and sell in an eco - nomic environment that continues to be uncertain thanks to a combination of pandemic aftershocks, supply chain disruptions, inflationary pressures, and not least, geopolitical uncertainties . Q2 2022 Shareholder Letter 6 This combination of factors makes it clearer than ever that the decision to invest in our own production facili - ties in Mesa, Arizona, was right for our company and our customers . On May 12 , 2022 , we received our occupancy certificate and cele - brated the official groundbreaking of the assembly facility and engi - neering technical center . Our 235 , 000 square foot facility will be lo - cated adjacent to the Phoenix - Mesa Gateway airport, will include an as - sembly and manufacturing plant, a research center, 22 , 000 square feet of office space and 19 , 000 square feet of lab space . Once operational, we will have a production capacity of up to 20 , 000 vehicles per year, and employ up - wards of 200 to 500 people . While it will take some time to complete the buildout and be in a position to meaningfully ramp production of the SOLO, as of right now we remain on track to be able to build our first vehicles in this facility by the end of the year . Until that time, we will continue with our manufacturing arrange - ment with Zongshen and ship vehicles from China . With 68 vehicles delivered during the quarter, we are now at 113 deliveries total for the first half of 2022 and continue to gain momentum . We have significantly refocused our consumer sales efforts, concentrating on California and Arizona, with the longer - term goal to ex - pand into those markets that demonstrate high potential for us (e . g . high rates of EV adoption, ur - ban and suburban population den - sity, etc . ) . Our go - to - market strat - egy includes entirely refreshed branding, marketing and targeting efforts, and we expect to continue to grow orders and deliveries . While our operating expenses grew 13 . 5 % from last quarter, this primarily reflects increases in oper - ating expenses as we continue to invest in building out our team, making investment in research and development, and broadening our sales and marketing efforts as we scale . In conclusion, and on behalf of eve - ryone at ElectraMeccanica who is working hard to commercialize our mission and translate it into a suc - cess for our customers, and durable, long - term value for our shareholders, thank you. Together, we’re going to build vehicles for the way we actually work, live and play for many years to come . TOGETHER, WE’RE GOING TO BUILD VEHICLES FOR THE WAY WE ACTUALLY WORK, LIVE, AND PLAY FOR MANY YEARS TO COME

ASSETS Note June 30, 2022 December 31, 2021 Current assets Cash and cash equivalents $ 176,371,603 $ 221 , 928 , 008 Receivables 202 , 082 372 , 021 Prepaid expenses 3 18 , 317 , 249 14 , 428 , 117 Inventory 4 8 , 504 , 349 3 , 580 , 450 203 , 395 , 283 240 , 308 , 596 Non - current assets Restricted cash 520 , 550 291 , 676 Long - term deposit 5 3 , 521 , 790 1 , 161 , 000 Plant and equipment 6 15 , 787 , 974 8 , 386 , 478 Right - of - use assets 8 9 , 319 , 631 1 , 737 , 409 Goodwill and other intangible assets 963 , 575 965 , 539 TOTAL ASSETS $ 233,508,803 $ 252 , 850 , 698 LIABILITIES Current liabilities Trade payables and accrued liabilities 7 6 , 976 , 974 6 , 810 , 781 Customer deposits 461 , 536 489 , 040 Construction contract liability 59 , 510 161 , 879 Current portion of lease liabilities 8 757 , 924 392 , 279 8 , 255 , 944 7 , 853 , 979 Non - current liabilities Derivative liabilities 9 156 , 576 244 , 565 Lease liabilities 8 16 , 980 , 076 1 , 494 , 992 Deferred revenue 119 , 253 119 , 253 TOTAL LIABILITIES 25 , 511 , 849 9 , 712 , 789 EQUITY Share capital 10 372 , 912 , 137 372 , 278 , 512 Deficit ( 189 , 782 , 277 ) ( 151 , 653 , 994 ) Reserves 24 , 867 , 094 22 , 513 , 391 TOTAL EQUITY 207 , 996 , 954 243 , 137 , 909 TOTAL LIABILITIES AND EQUITY $ 233,508,803 $ 252 , 850 , 698 Q2 2022 Shareholder Letter 7 ElectraMeccanica Vehicles Corp. Interim Condensed Unaudited Consolidated Statements of Finanical Position (Expressed in United States Dollars)

ElectraMeccanica Vehicles Corp.
Interim Condensed Unaudited Statements of Loss and Comprehensive Loss
(Expressed in United States Dollars)

		Three Months Ended		Six Months Ended	
	Note	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenue		$ 1,546,715	$ 298,796	$ 2,585,358	$ 482,385
Cost of revenue		3,430,603	253,704	6,372,739	469,310
Gross profit / (loss)		(1,883,888)	45,092	(3,787,381)	13,075
Operating expenses					
General and administrative expenses	11	9,762,990	8,526,249	18,376,107	13,062,225
Research and development expenses	12	5,614,265	4,590,463	10,285,365	6,883,644
Sales and marketing expenses	13	3,007,920	2,250,129	5,924,258	4,323,316
		18,385,175	15,366,841	34,585,730	24,269,185
Operating loss		(20,269,063)	(15,321,749)	(38,373,111)	(24,256,110)
Other items					
Interest income		(243,471)	(122,292)	(325,933)	(234,214)
Interest expense		264,053	33,921	309,034	64,101
Changes in fair value of derivative liabilities	9	(172,465)	(3,584,770)	(270,746)	(12,257,385)
Other (income)/expense		28,761	(80,870)	(13,648)	(92,370)
Foreign exchange (gain)/loss		149,958	(121,203)	55,618	(109,043)
Loss before taxes		**(20,295,899)**	**(11,446,535)**	(38,127,436)	(11,627,199)
Current income tax expense		847	850	847	850
Net loss		**(20,296,746)**	**(11,447,385)**	**(38,128,283)**	**(11,628,049)**
Other comprehensive income/(loss)		**12,195**	**(6,474)**	6,345	(14,333)
Comprehensive Loss		**$ (20,284,551)**	**$ (11,453,859)**	**$ (38,121,938)**	**$ (11,642,382)**
Loss per share – basic and fully diluted		**$ (0.17)**	**$ (0.10)**	**$ (0.32)**	**$ (0.11)**
Weighted average number of shares outstanding – basic and fully diluted		**118,612,731**	**112,962,128**	**118,532,693**	**108,301,375**

Q2 2022 Shareholder Letter 8

ElectraMeccanica Vehicles Corp.
Interim Condensed Unaudited Statements in Equity
(Expressed in United States Dollars)

	Note	Share capital						
		Number of shares	Amount net of share issue cost	Share-based payment reserve	Foreign Currency Translation Reserve	Deficit	Total
Balance at December 31, 2020		89,309,563	$ 212,058,836	$ 16,446,400	$ 4,501,213	$ (110,327,159)	$ 122,679,290
Effect of change in functional currency			(14,539,226)	-	-	-	(14,539,226)
Balance at January 1, 2021		89,309,563	197,519,610	16,446,400	4,501,213	(110,327,159)	108,140,064
Shares issued for cash		20,365,495	142,493,563	-	-	-	142,493,563
Shares issued pursuant to exercise of warrants		2,195,640	16,802,299	(1,164)	-	-	16,801,135
Shares issued pursuant to exercise of options		1,058,724	727,253	(277,794)	-	-	449,459
Stock-based compensation		-	-	1,462,866	-	-	1,462,866
Net loss for the period		-	-	-	-	(180,664)	(180,664)
Foreign currency translation reserve		-	-	-	(7,859)	-	(7,859)
Balance at March 31, 2021		112,929,422	$ 357,542,725	$ 17,630,308	$ 4,493,354	$ (110,507,823)	$ 269,158,564
Share issuance costs		-	(2,887)	-	-	-	(2,887)
Shares issued pursuant to exercise of warrants		88,774	404,354	-	-	-	404,354
Shares issued pursuant to exercise of options		21,825	104,301	(53,972)	-	-	50,329
Stock-based compensation		-	-	1,720,483	-	-	1,720,483
Net loss for the period		-	-	-	-	(11,447,385)	(11,447,385)
Foreign currency translation reserve		-	-	-	(6,474)	-	(6,474)
Balance at June 30, 2021		113,040,021	$ 358,048,493	$ 19,296,819	$ 4,486,880	$ (121,955,208)	$ 259,876,984
Balance at December 31, 2021		117,338,964	372,278,512	18,011,591	4,501,800	(151,653,994)	243,137,909
Shares issued pursuant to exercise of options		1,245,455	346,206	(50,690)	-	-	295,516
Shares issued pursuant to exercise of RSU		27,077	224,557	(245,343)	-	-	(20,786)
Stock-based compensation	11	-	-	1,109,266	-	-	1,109,266
Net loss for the period		-	-	-	-	(17,831,537)	(17,831,537)
Foreign currency translation reserve		-	-	-	(5,850)	-	(5,850)
Balance at March 31, 2022		118,611,496	$ 372,849,275	$ 18,824,824	$ 4,495,950	$ (169,485,531)	$ 226,684,518
Shares issued pursuant to exercise of options		113,636	62,862	(14,312)	-	-	48,550
Stock-based compensation		-	-	1,548,437	-	-	1,548,437
Net loss for the period		-	-	-	-	(20,296,746)	(20,296,746)
Foreign currency translation reserve		-	-	-	12,195	-	12,195
Balance at June 30, 2022		118,725,132	$ 372,912,137	$ 20,358,949	$ 4,508,145	$ (189,782,277)	$ 207,996,954

Q2 2022 Shareholder Letter 9

ElectraMeccanica Vehicles Corp.
Interim Condensed Unaudited Statements of Cash Flows
(Expressed in United States Dollars)

	Three Months Ended		Six Months Ended	
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Operating activities				
Net loss for the period	$ (20,296,746)	$ (11,447,385)	$ (38,128,283)	$ (11,628,049)
Adjustments for:				
Amortization	1,391,113	990,537	2,656,491	1,902,366
Stock-based compensation expense	1,658,057	1,720,483	2,840,460	3,183,349
Interest (income)/expense	18,054	(88,371)	(19,427)	(170,113)
Inventory provision	1,361,160	-	2,812,496	-
Changes in fair value of derivative liabilities	(172,465)	(3,584,770)	(270,746)	(12,257,385)
Changes in non-cash working capital items:				
Receivables	(44,481)	(169,556)	169,940	(277,524)
Prepaid expenses and deposit	1,113,576	717,976	(5,356,208)	(7,323,794)
Inventory	(3,617,027)	24,903	(7,736,395)	30,764
Trade payables and accrued liabilities	1,699,520	2,447,617	(140,409)	2,144,121
Customer deposits and construction contract liability	(147,104)	(36,034)	(129,873)	22,504
Net cash flows used in operating activities	(17,036,343)	(9,424,600)	(43,301,954)	(24,373,761)
Investing activities				
Investments in restricted cash	(228,092)	(18,613)	(228,874)	(19,456)
Expenditures on plant and equipment	(1,102,668)	(1,343,334)	(2,171,060)	(3,025,123)
Net cash flows used in investing activities	(1,330,760)	(1,361,947)	(2,399,934)	(3,044,579)
Financing activities				
Interest income received	243,950	332,352	330,195	400,728
Interest income received from net investment in sublease	-	489	-	1,335
Interest paid on lease payments	(72,391)	(38,917)	(121,155)	(74,088)
Repayment of leases	(161,231)	(187,794)	(393,182)	(350,843)
Payment received for net investment in sublease	-	14,511	-	28,665
Proceeds on issuance of common shares – net of issue costs	-	(2,887)	-	142,490,676
Payment for RSU settlement	-	-	(20,786)	-
Proceeds from issuance of common shares for options exercised	48,550	50,329	344,066	499,788
Proceeds from issuance of common shares for warrants exercised	-	288,099	-	5,014,527
Net cash flows from financing activities	58,878	456,182	139,138	148,010,788
Increase/(decrease) in cash and cash equivalents	(18,308,225)	(10,330,365)	(45,562,750)	120,592,448
Effect of exchange rate changes on cash	12,195	(6,474)	6,345	(14,333)
Cash and cash equivalents, beginning	194,667,633	260,365,630	221,928,008	129,450,676
Cash and cash equivalents, ending	**$ 176,371,603**	**$ 250,028,791**	**$ 176,371,603**	**$ 250,028,791**

Q2 2022 Shareholder Letter 10

FAIR HARBOR STATEMENT Except for the statements of historical fact contained herein, the information presented in this letter constitutes “forward - looking state - ments” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other infor - mation that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of histori - cal fact and should be viewed as “forward - looking statements”. Such forward looking statements involve known and unknown risks, uncer - tainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward - looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labor disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approv - als and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or re - sults to differ materially from those described in forward - looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward - looking statements contained in this letter and in any document referred to in this letter. Forward - looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward - looking statements reflect our current views with respect to future events and are subject to certain risks, un - certainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registra - tion statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this letter are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time - to - time with the SEC. This letter shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Q2 2022 Shareholder Letter 11